July 13, 2015

Kate Inman
General Counsel and Secretary
OPKO Health, Inc.
4400 Biscayne Blvd.
Miami, FL 33137

  Re: **OPKO Health, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2014
     Filed February 27, 2015
     File No. 001-33528

Dear Ms. Inman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Jeffrey P. Riedler

        Jeffrey P. Riedler
        Assistant Director